UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASTEX PHARMACEUTICALS, INC.

(Name of Subject Company)

ASTEX PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04624B103

(CUSIP Number of Class of Securities)

James S.J. Manuso, Ph.D.

Chairman and Chief Executive Officer

Astex Pharmaceuticals, Inc.

4140 Dublin Blvd., Suite 200

Dublin, California 94568

(925) 560-0100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Page Mailliard

Denny Kwon

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Astex Pharmaceuticals, Inc., a Delaware corporation (“Astex” or the “Company”). The Schedule 14D-9 relates to the tender offer by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent” or “Otsuka” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 13, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Astex common stock, $0.001 par value per share (the “Shares” or the “Common Stock”) at a purchase price of $8.50 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By amending and restating the first sentence of the current fourth full paragraph on page 11 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

In late 2012, the Chief Executive Officer of Company A, who knew Dr. James Manuso, the Chairman of the Board and the Chief Executive Officer of Astex, and Mr. Walter J. Lack, Astex’s lead independent director, from a prior company, contacted each of them separately to indicate Company A’s interest in a potential business combination transaction. Thereafter, Dr. Manuso had an informal meeting with the Chief Executive Officer of Company A, during which the two individuals engaged in a preliminary discussion regarding a potential business combination.

By amending and restating the first sentence of the current first paragraph on page 12 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

At a regularly scheduled meeting on December 6, 2012, the Board discussed and reviewed Astex’s five-year business plan previously delivered to the directors, which was the result of work by Astex senior management and a subgroup of the Board, together with input from Defined Health, an outside consultant retained by Astex to project future Dacogen sales in Europe, L.E.K. Consulting, an outside consultant retained by Astex to analyze sales potential for Astex’s two prioritized products, and

Symbios Partners, an outside consultant retained to provide an external perspective on the pharmaceutical market.

By amending and restating the last sentence of the current second paragraph on page 12 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

Following up on the resolution from the prior Board meeting, the Board also empowered the SP Committee to engage a financial advisor for Astex to assist the SP Committee and the Board in their efforts.

By amending and restating the fourth sentence of the current third paragraph on page 12 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows and inserting the following sentence after such fourth sentence:

Following discussion, the SP Committee authorized Astex’s senior management, namely Dr. Manuso, Dr. Martin Buckland, Astex’s Chief Business Officer, and Mr. Michael Molkentin, Astex’s Chief Financial Officer, to pursue confidential preliminary discussions with Company A. The SP Committee determined it was appropriate to authorize Astex’s senior management to pursue these preliminary discussions with Company A, even though it had decided to defer retaining a financial advisor, because such discussions with Company A were still in a very early stage and did not, in the judgment of the SP Committee, merit the involvement of a financial advisor at that time.

By inserting the following paragraph before the current first paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

On January 4, 2013, the Company executed a nondisclosure agreement with Company A. The nondisclosure agreement contained a ‘standstill’ restriction prohibiting each party from acquiring more than 10% of the securities of the other party or from making public acquisition proposals regarding the other party. The ‘standstill’ restrictions ceased upon the conclusion or abandonment of any negotiations between the two parties and did not prohibit requests to waive the standstill.

By amending and restating the current first paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

Following the execution of the nondisclosure agreement by Company A, members of Astex senior management, namely Drs. Manuso and Buckland and Mr. Molkentin, held several meetings with representatives of Company A and provided limited diligence materials to Company A. The parties discussed a potential stock-for-stock transaction between the Company and Party A which would combine the two companies, although no specific exchange ratio was discussed. Because of a significant decline in Company A’s share price, discussions regarding a potential combination transaction terminated in late February 2013, at which time the standstill restrictions in the nondisclosure agreement with Company A terminated.

By amending and restating the second through sixth sentences of the current third paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

Between December 2012 and May 2013, Astex contacted, or was contacted by, approximately 45 companies to explore potential licensing transactions, and held over 30 meetings to review the status and plans for the development of SGI-110. These companies included Company B and Parent. From these discussions, Astex received separate proposals from two Asian-based companies for a regional partnership for SGI-110. Neither proposal contained financial terms that were at the levels at which Astex would have been willing to consider a transaction. One proposal was received in early May, but after Dr. Buckland contacted the company to indicate that it would need to substantially increase the financial terms of its proposal and did not receive a reply back, Astex determined not to pursue the proposal. The other proposal was received in mid-July, and a decision was made to place the proposal on hold pending the outcome of the sale process.  The other potential licensing partners contacted during this process indicated that they would not be pursuing a potential licensing arrangement with Astex in relation to SGI-110 at that time as, among other things, most had expressed a concern that the compound was targeting a space in which there was significant competition and risk, and that the compound was still at an early stage of development with relatively immature data available for assessment.

By amending and restating the third sentence of the current fifth paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

After discussion, the Board authorized senior management to retain a financial advisor to Astex to assist in reviewing potential strategic alternatives for Astex, including the potential sale of the company.

By inserting the following two sentences after the end of the current fifth paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

In this regard, the Board further noted that it had been exploring the relative merits of a standalone strategy versus other strategic alternatives since its December 6, 2012 meeting and had to date deferred the retention of a financial advisor until management progressed further in its review of the strategic alternatives available to Astex. The Board believed that the retention of a financial advisor at this point would be advantageous in providing the Board with financial perspectives on Astex and a possible transaction while the Board continued to evaluate the strategic alternatives available to Astex.

By amending the third sentence of the current sixth paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to add the words “based on the recommendation of the SP Committee” after the words “the Board”.

By inserting the following sentence after the third sentence of the current sixth paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

The Board further authorized management of Astex to work with Jefferies in connection with, among other things, a potential third-party solicitation process.

By amending the first sentence of the current seventh paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to add the words “jointly” before “identify” and “ultimately” before “believed”.

By amending the third sentence of the current seventh paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to replace the words “over 30” with the number 33.

By inserting the following three sentences after the final sentence of the current seventh paragraph on page 13 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

All of the contacted parties were potential strategic acquirors, which were viewed as more likely to be able and willing to pay more than potential financial acquirors in an acquisition of Astex since strategic acquirors were likely to derive synergies from, and thus place greater value on, the Company’s discovery operations, while financial acquirors were considered not as likely to do so. Financial acquirors also were expected to encounter difficulties in financing an acquisition of the Company given the near-term unprofitability of the Company’s business. Contact with Parent as part of the solicitation process was made by Dr. Manuso, who contacted Klaus Julicher, a board member of Parent subsidiary Otsuka Nobel Products GmbH, whom Dr. Manuso knew through previous business relationships.

By inserting the following sentences after the sole sentence of the current first full paragraph on page 14 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Company B was initially not on the list of companies prepared by Astex management, with the assistance of Jefferies, because of the perceived uncertainty regarding Company B’s standalone financial resources to pursue an acquisition of Astex. Company B was subsequently added to the list of potential acquirors, based on further discussions between Jefferies and Astex management, in the event that Company B were to pursue a transaction with a co-investor.

By amending and restating the eighth sentence of the current third full paragraph on page 14 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

After discussion, the Board approved the business plan, including the projections contained therein, and also directed Astex senior management to continue its ongoing exploration of potential strategic alternatives, including a possible equity financing in the form of an issuance of Astex common stock that would generate gross proceeds of at least $100 million, or sale of the company.

By amending the last sentence of the current third full paragraph on page 14 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to replace the word “of” with the word “by” after the words “potential acquisition”.

By inserting the following two sentences after the sole sentence of the current fifth full paragraph on page 14 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Of the five non-disclosure agreements that Astex entered into following the nondisclosure agreement executed with Company A, three of the non-disclosure agreements, including the ones with Company B and Parent, contained ‘standstill’ provisions restricting the counterparty from acquiring or seeking to acquire Astex without the prior consent of Astex and prohibiting the counterparty from publicly or privately requesting a waiver of the ‘standstill’ provisions from Astex. In the third of those three non-disclosure agreements (i.e., the one not with Parent or Company B), the ‘standstill’ provisions terminated upon the entry into (or announcement of) an acquisition transaction of Astex.

By amending the first sentence of the current first paragraph on page 15 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to add the clause “namely Mr. Julicher and Tomoya Adachi, a senior manager of Parent’s Oncology Business Development Project, who were in Europe at that time on other business,” after the words “representatives from Parent”.

By inserting the following sentence after the first sentence of the current first paragraph on page 15 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Drs. Buckland and Jhoti participated in the meeting because both of them are based in Astex’s Cambridge, United Kingdom, facility, and the meeting took place in this facility and arose out of Parent’s expressed interest in visiting Astex’s discovery operations at this facility to learn more about the operation.

By amending the first sentence of the current second paragraph on page 15 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” by adding the following clause to the end:

“, which represented a 34% to 56% premium to the closing trading price of the Shares on that date.”

By inserting the following sentence after the second sentence of the current fourth paragraph on page 15 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Dr. Manuso and Mr. Molkentin did not state a specific price that Company B would need to offer in order to be acceptable, but instead encouraged Company B to submit a higher offer price once Company B had been given an opportunity to review additional information concerning Astex.

By amending and restating the first sentence of the current first paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

On August 4, 2013, Parent and Goldman Sachs informed Jefferies that Parent remained enthusiastic about a potential transaction with Astex and requested a meeting with Dr. Taro Iwamoto, Representative Director of Parent, and Astex’s management on August 6, 2013 at Astex’s Cambridge, United Kingdom, facility.

By amending and restating the current second paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

On August 6, 2013, Messrs. Iwamoto and Levy, as well as other representatives of Parent, visited Astex’s Cambridge, United Kingdom facility to conduct management interviews of Dr. Manuso and Dr. Jhoti and tour Astex’s discovery operations located at that facility and for further discussions regarding Astex.

By inserting the following sentence after the sole sentence of the current third paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Discussions generally concerned the status of the bid process and other related matters, including potential site visits and diligence matters.

By inserting the following paragraph after the current sixth paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Also in late August 2013, as part of a discussion between Dr. Manuso and Mr. Lack, in his capacity as the Chairman of the Compensation Committee, regarding the compensation arrangements of Astex management in connection with a change-of-control transaction, Mr. Lack asked Dr. Manuso to provide the Compensation Committee with management’s recommendations for appropriate bonuses to incentivize and retain management in connection with a potential transaction with Parent.  In response, Dr. Manuso delivered to Mr. Lack Dr. Manuso’s recommendations for the grant of transaction-related bonuses to the executive officers of Astex. The recommended bonuses consisted of a lump sum payment of cash amounts equal to the on-target 2013 bonus payments for each executive officer, lump sum cash retention bonuses for each executive officer (including a lump sum bonus in the amount of $2 million for Dr. Manuso) and certain healthcare and life insurance benefits for Dr. Manuso. Mr. Lack relayed Dr. Manuso’s recommendations to Timothy Haines and Thomas Girardi, the two other members of the Compensation Committee, and the Committee engaged in discussion regarding such bonuses through August. See also “—Arrangements with Current Executive Officers and Directors of Astex—Accelerated Fiscal 2013 Annual Bonus and —Merger Success Bonus.”

By amending the third sentence of the current seventh paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to add the following clause to the end:

“, so that the market would have sufficient time to absorb such information.”

By inserting the following sentence after the last sentence of the current seventh paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

The SP Committee also discussed the transaction-related bonuses for Astex executive management.  Mr. Lack noted that the bonuses were being discussed among members of the Compensation Committee, and further noted that the Compensation Committee considered there to be three preconditions to the payment of such bonuses: (1) that there be a binding offer for an acquisition transaction within calendar year 2013, (2) that the transaction be at a price supported by the Board and (3) that such bonuses be fully disclosed and approved of by the acquiror.

By amending and restating the third sentence of the current eighth paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” in its entirety as follows:

Parent’s offer letter indicated that Parent expected to enter into new employment agreements with certain key executives of Astex (whom Parent did not identify), which would provide for base salary opportunities consistent with current Astex salary levels, incentive compensation opportunities greater than those currently available at Astex, and other customary benefits and covenants, and, in addition, the offer indicated that Parent would anticipate entering into a long-term retention compensation program with continuing Astex employees which would provide for significant retention incentives. The Merger Agreement, however, does not contemplate Parent entering into new employment agreements with any Astex executive officer, whether before or after the consummation of the transaction.

By inserting the following sentence after the fourth sentence of the current eighth paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Company B did not communicate any oral or written offer to acquire Astex on such date or thereafter, but had earlier in August confirmed to representatives of Jefferies and Astex that it would not be pursuing a potential acquisition of Astex at the price proposed in its initial indication of interest.

By inserting the following sentences after the last sentence of the current last paragraph on page 16 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

The Board believed that, based on all of the discussions that had taken place between Astex and its advisors, on the one hand, and Parent and its advisors, on the other hand, Parent was not likely to agree to a price increase of more than $0.25 per Share. The Board also discussed potential transaction-related bonuses to Astex’s executive officers, noting in its deliberations the efforts required by Astex’s management to execute an transaction of the nature contemplated by the Merger Agreement and in connection with the process surrounding Astex’s evaluation of strategic alternatives. The Board further authorized the officers of Astex to enter into a short exclusivity agreement with Parent if it is deemed necessary or advisable in order to complete negotiations on a definitive merger agreement.

By inserting the following sentence after the last sentence of the current second full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

Astex believed that the parties needed up to one week to finalize definitive agreements and prepare for an announcement of the transaction and that granting Parent a one-week exclusivity period was necessary to secure Parent’s willingness to proceed with the transaction on that timeline.

By amending the sole sentence of the current fourth full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to add the clause “, as part of a previously planned business visit to Japan to discuss potential new discovery collaborations with Japanese companies,” after the phrase “On September 3, 2013,”.

By inserting the following sentence after the last sentence of the current sixth full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

The Board also approved at the same meeting, with Drs. Manuso and Jhoti recusing themselves from the vote, the transaction-related bonuses for Astex’s executive officers, based on the recommendation of members of the Compensation Committee.

By inserting the following paragraph after the current sixth full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

As of the date that the Board approved the transaction, Astex’s executive officers had not had any specific discussions with Parent regarding the amount of compensation or other terms of employment after the closing of the transaction, other than as contained in Parent’s August 27 offer letter and a verbal indication from Parent that it intended to retain all of the employees of the Company (including members of management). The Merger Agreement approved by the Board contemplates the resignation of all members of Astex’s Board effective as of the closing of the transaction.

By amending and restating the first sentence of the current seventh full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” as follows:

On September 10, 2013, following discussions between Astex management and Jefferies, Jefferies informed the Company that it wished to revise certain information utilized in (and which impacted) its discounted cash flow analysis as previously presented to the Board on September 4, 2013 with respect to the treatment of the Company’s fiscal year 2013 cash flows (to include only fourth-quarter cash flows from that fiscal year) and stock-based compensation and amortization of intangibles (to include those items as non-cash expenses).  These revisions were made to reflect information of which Jefferies subsequently became aware in connection with the preparation of certain disclosures relating to the Offer and the Merger.

By amending the second sentence of the current seventh full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background” to add the words “by between $0.55 to $0.59 per Share” after the words “discounted cash flow analysis”.

By inserting the following paragraph after the current seventh full paragraph on page 17 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Background”:

On October 1, 2013, with the consent of Parent, Astex delivered a notice to Company B waiving the provision contained in the nondisclosure agreement with Company B restricting Company B from requesting in a non-public manner a waiver of the ‘standstill’ provisions of such agreement.

By amending and restating the second through fifth sentences of the current second paragraph on page 22 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Projected Financial Information” in its entirety as follows:

However, in preparing versions of Astex’s five-year business plan (the “Operating Plan”), management also prepared internal financial projections for fiscal years 2012 through 2016 (the “Operating Plan Forecasts”) that were used for internal planning and budgeting purposes for that five year period. The Operating Plan Forecasts were provided to Parent and made available to other bidders who were granted access to the electronic dataroom in connection with their due diligence review of Astex. In addition, Astex provided its financial advisor, Jefferies, with certain base case projections for the entire company, as well as alternative business scenarios, both upside and downside, for Astex’s Dacogen product and SGI-110 product candidate for fiscal years 2013 through 2026 (collectively, the “ Projections “) for use in connection with Jefferies’ opinion and related analyses. The Projections were prepared by Astex management for a longer period than reflected in the Operating Plan Forecasts so that revenue streams and other financial and operating data for Astex’s pipeline product candidates could be captured in Jefferies’ analyses. These projections were not provided to Parent or its financial advisor.

By inserting the following sentence after the last sentence of the current fourth paragraph on page 22 under the heading “The Solicitation or Recommendation—Recommendation of the Board—Projected Financial Information”:

(Orphan drug exclusivity confers Astex the right to market Dacogen exclusively in the United States, and the loss of such exclusivity has the effect of permitting generic competition for the drug.)

By amending and restating the first two sentences of the current last paragraph on page 23 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Projections” in their entirety as follows:

Astex management prepared the Projections to show long-range risk-adjusted financial forecasts regarding Astex for fiscal years 2013 to 2026 (2026 being the approximate end of the composition of matter patent life for SGI-110 and AT13387, two of Astex’s prioritized pipeline products). The Projections, which were prepared in August 2013 and used for analytical purposes, focus on the potential value of Astex’s programs assuming Astex has the full resources to develop such programs, and also assuming the following

By amending the last bullet point under the second sentence of the current last paragraph on page 23 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Projections” to add the word “other” after the words “from European and” and to replace the words “in 2013” with “in 2012”.

By amending and restating the last three sentences of the current last paragraph on page 23 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Projections” in their entirety as follows:

All assumptions regarding revenues were then risk-adjusted based on Astex management’s estimates that the probability of such revenue streams would be achieved over the forecast period, with probability ranges for SGI-110 of 15% to 35% (base case), 20% to 42.5% (upside case) and 10% to 30% (downside case), for partnered pipeline products of 8.8% to 24.9% in all cases and for proprietary pipeline products of 10% to 20% in all cases. In addition to the base case Projections shown below, the Company’s management probability-adjusted the likelihood of various revenue growth rates for Dacogen and of achieving positive results for various indications of SGI-110 in order to create upside and downside scenarios for revenues attributable to Dacogen and SGI-110, also shown below (along with the revenue figures attributable to each such product in the base case). See also “ —Use of Non-GAAP Measures “ below. Astex management also provided Astex’s financial advisor with an estimate of $127 million for available cash and cash equivalents as of August 30, 2013, net of future cash commitments related to the deferred consideration in connection with the acquisition of Astex Therapeutics Limited in 2011.

By inserting the following subheading before the current two tables on page 24 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Projections”:

Base Case—Aggregate for Entire Company

By inserting the following tables after the current last table on page 24 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Projections”:

Base Case — By Products

	The Base Case Scenario
	Projected Fiscal Year Ending December 31,
(In $ millions)	2013E	2014P	2015P	2016P	2017P	2018P	2019P
DACOGEN Revenue	$63.0	$25.4	$36.6	$48.0	$60.2	$65.5	$68.5
SGI-110 Revenue	—	—	—	20.4	80.9	105.1	111.6
Proprietary Pipeline Revenue	—	—	—	16.4	10.5	25.2	56.3
Partnered Pipeline Revenue	5.1	13.1	11.0	9.8	5.5	8.2	10.7
Total Revenue	$68.1	$38.5	$47.6	$94.6	$157.0	$204.0	$247.2

(In $ millions)	2020P	2021P	2022P	2023P	2024P	2025P	2026P
DACOGEN Revenue	$70.7	$68.4	$66.0	$64.3	$28.2	$13.1	$6.4
SGI-110 Revenue	123.4	154.3	175.6	173.2	157.6	133.4	97.9
Proprietary Pipeline Revenue	65.4	69.3	71.0	85.0	96.7	100.5	93.5
Partnered Pipeline Revenue	12.4	15.6	13.0	16.8	19.8	22.8	22.3
Total Revenue	$271.9	$307.6	$325.6	$339.2	$302.4	$269.9	$220.2

Upside Case — By Products

	The Upside Scenario
	Projected Fiscal Year Ending December 31,
(In $ millions)	2013E	2014P	2015P	2016P	2017P	2018P	2019P
DACOGEN Revenue	$63.0	$37.2	$57.3	$75.9	$86.1	$87.3	$87.5
SGI-110 Revenue	—	—	—	20.4	84.4	114.6	127.0
Proprietary Pipeline Revenue	—	—	—	16.4	10.5	25.2	56.3
Partnered Pipeline Revenue	5.1	13.1	11.0	9.8	5.5	8.2	10.7
Total Revenue	$68.1	$50.3	$68.4	$122.4	$186.5	$235.3	$281.6

(In $ millions)	2020P	2021P	2022P	2023P	2024P	2025P	2026P
DACOGEN Revenue	$84.4	$80.0	$75.3	$70.4	$30.7	$14.3	$6.9
SGI-110 Revenue	144.9	182.8	208.9	206.5	188.2	159.5	117.5
Proprietary Pipeline Revenue	65.4	69.3	71.0	85.0	96.7	100.5	93.5
Partnered Pipeline Revenue	12.4	15.6	13.0	16.8	19.8	22.8	22.3
Total Revenue	$307.1	$347.7	$368.2	$378.6	$335.4	$297.1	$240.3

Downside Case — By Products

	The Downside Scenario
	Projected Fiscal Year Ending December 31,
(In $ millions)	2013E	2014P	2015P	2016P	2017P	2018P	2019P
DACOGEN Revenue	$63.0	$23.0	$30.4	$32.6	$32.7	$28.3	$23.2
SGI-110 Revenue	—	—	—	20.4	77.3	95.6	96.1
Proprietary Pipeline Revenue	—	—	—	16.4	10.5	25.2	56.3
Partnered Pipeline Revenue	5.1	13.1	11.0	9.8	5.5	8.2	10.7
Total Revenue	$68.1	$36.1	$41.4	$79.1	$126.0	$157.3	$186.3

(In $ millions)	2020P	2021P	2022P	2023P	2024P	2025P	2026P
DACOGEN Revenue	$18.8	$14.2	$9.3	$4.6	$1.6	$0.4	$0.1
SGI-110 Revenue	101.8	125.8	142.3	139.9	127.1	107.4	78.4
Proprietary Pipeline Revenue	65.4	69.3	71.0	85.0	96.7	100.5	93.5
Partnered Pipeline Revenue	12.4	15.6	13.0	16.8	19.8	22.8	22.3
Total Revenue	$198.5	$225.0	$235.5	$246.3	$245.2	$231.1	$194.3

By amending the first sentence of the current first paragraph on page 25 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Operating Plan Forecasts” to add the words “in the second quarter of 2013” after the word “prepared”.

By amending and restating the first sentence of the current second paragraph on page 25 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Operating Plan Forecasts” in their entirety as follows:

All four scenarios under the Operating Plan Forecasts were provided to Parent and other bidders during their due diligence review of Astex.

By inserting the following sentence after the last sentence of the current second paragraph on page 25 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Operating Plan Forecasts”:

Because the Operating Plan Forecasts were prepared in connection with the five-year business plan, they covered the period from 2013 to 2016 and not any subsequent years.

By inserting the following sentence after the last sentence of the current third paragraph on page 25 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Operating Plan Forecasts”:

For those reasons, although Jefferies had access to such Operating Plan Forecasts, Jefferies was directed to utilize and rely on the Projections for purposes of its opinion and related analyses.

By amending and restating the last bullet under the first sentence of the current fourth paragraph on page 25 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Operating Plan Forecasts” in its entirety as follows:

•                  Additional capital financing in the form of an issuance of Astex common stock representing up to 20% of the number of Shares then-outstanding that would generate net proceeds of $85 million and $100 million would be raised in 2013 and 2015, respectively, based on then-prevailing market conditions and the status of Astex’s pipeline programs.

By amending the third sentence of the current fourth full paragraph on page 26 under the heading “The Solicitation or Recommendation—Projected Financial Information—The Operating Plan Forecasts—The ‘No Funding’ Scenario” to add the following clause to the end of the sentence:

“, with the Phase 3 clinical study to be conducted on the pipeline product that is determined to be the most advanced in development and that exhibited the highest likelihood of success based on clinical judgment and then-available data.”

By inserting the following sentence after the last sentence of the current second full paragraph on page 30 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor”:

Jefferies relied on the assessments of the Company’s management as to (i) the potential impact on the Company of governmental and regulatory policies and matters affecting the pharmaceutical industry and (ii) the validity of, and risks associated with, the existing and future products and intellectual property of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such products, approval thereof by appropriate governmental authorities, the validity and life of patents relating thereto and potential impact of generic competition).

By amending the fourth sentence of the current first paragraph on page 31 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor” to add the phrase “nor were individual multiples of each of the selected companies independently determinative for purposes of such analysis”.

By amending and restating the first sentence of the current last paragraph on page 31 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Selected Public Companies Analysis” in its entirety as follows:

Jefferies reviewed selected financial and stock market data of the Company and the following 12 selected companies which Jefferies, in its professional judgment, considered generally relevant for comparative purposes as they are publicly traded development stage, oncology-focused biotechnology companies:

By inserting the following sentence after the sixth sentence of the current last paragraph on page 31 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Selected Public Companies Analysis”:

Given that revenue is a pre-tax financial metric, the Company’s potential net operating loss carry-forwards that could be utilized for purposes of reducing future federal income taxes were not, in Jefferies’ professional judgment, a factor in this analysis.

By amending and restating the fourth and fifth sentence of the current first full paragraph on page 32 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Discounted Cash Flow Analysis” in their entirety as follows:

Implied terminal values for the Company were calculated by applying to the Company’s fiscal year 2026 unlevered free cash flows selected perpetuity growth rates of (1.0)% for Dacogen, 1.0% for SGI-110 and 0% for the Company’s proprietary pipeline product candidates (other than SGI-110) and partnered pipeline product candidates, which perpetuity growth rates were selected based on Jefferies’ professional judgment and taking into account, among other factors, patent expirations and stage of development of such products or product candidates, as well as the assessments of the Company’s management as to the probability of successful commercialization of, and overall growth prospects for, such products or product candidates. The present values (as of September 30, 2013) of the cash flows and terminal values were then calculated using a mid-year discount convention and discount rates ranging from 10.2% to 14.2%, which discount rate range was derived based on Jefferies’ professional judgment utilizing a weighted cost of capital calculation.

By inserting the following two sentences after the fifth sentence of the current first full paragraph on page 32 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Discounted Cash Flow Analysis”:

For purposes of this analysis, unlevered after-tax free cash flows were calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less working capital, less taxes, plus add-back of stock-based compensation. In connection with this analysis, Jefferies calculated a net present value for the Company’s net operating losses of approximately $37 million to $48 million.

By amending the last bullet point under the first sentence of the current first full paragraph on page 33 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Other Information” to add the words “four” before “publicly” and “undiscounted” after “overall”.

By inserting the following paragraph after the current first full paragraph on page 33 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Other Information”:

Given that the Company had no revenue historically, other than from Dacogen royalties, and the limited applicability, in Jefferies’ professional judgment, of transaction metrics from selected precedent transactions, Jefferies did not view a selected precedent transactions analysis as relevant for purposes of its opinion.

By inserting the following sentence after the last sentence of the current second full paragraph on page 33 under the heading “The Solicitation or Recommendation—Opinion of Astex’s Financial Advisor—Miscellaneous”:

During the two-year period prior to the date of Jefferies’ opinion, no financial advisory or similar investment banking services were provided by Jefferies or its affiliates to the Company or Parent for which Jefferies or such affiliates received fees.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the current fifth full paragraph on page 40 under the heading “Additional Information—Certain Litigation” in its entirety as follows:

Between September 6, 2013 and September 18, 2013, several plaintiffs filed purported class action lawsuits on behalf of themselves and other Astex stockholders against various defendants including Astex, its directors, Otsuka, Autumn Acquisition Corporation, and unnamed “John Doe” defendants in connection with the proposed Offer and Merger. Five of the purported class actions were brought in the Superior Court of the State of California, Alameda County, and are captioned Wagner v. Astex Pharmaceuticals, Inc., et al., Case No. HG13-695090 (Cal. Super. Ct., Alameda Cnty., Sept. 6, 2013), Morgan et al. v Astex Pharmaceuticals, Inc., et al., Case No. RG13-694856 (Cal. Super Ct., Alameda Cnty., Sept. 9, 2013), West v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-695076 (Cal. Super Ct., Alameda Cnty., Sept. 11, 2013), Wertheim et al. v. Manuso et al., Case No. RG13-695180 (Cal. Super Ct., Alameda Cnty., Sept. 11, 2013), and Carr v Astex Pharmaceuticals, Inc., et al., Case No. RG13-695681 (Cal. Super Ct., Alameda Cnty., Sept. 16, 2013). Six purported class action lawsuits were brought in the Court of Chancery of the State of Delaware and are captioned Schwartz v. Manuso et al., Case No. 8887 (Del. Ch., Sept. 11, 2013), Bushansky v. Astex Pharmaceuticals, Inc., Case No. 8896 (Del. Ch. Sept. 12, 2013), Kuss v. Astex Pharmaceuticals, Inc., Case No. 8901 (Del. Ch. Sept. 13, 2013), Dewan v. Astex Pharmaceuticals, Inc., Case No. 8899 (Del. Ch. Sept. 13, 2013), Davis v. v. Astex Pharmaceuticals, Inc., Case No. 8917 (Del. Ch. Sept. 17, 2013), and Wilson v. v. Astex Pharmaceuticals, Inc., Case No. 8921 (Del. Ch. Sept. 18, 2013).

The lawsuits allege, generally, that the Astex director defendants breached their fiduciary duties to Astex stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Astex through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger (to the extent the proposed Offer and Merger have already been consummated), damages, and attorneys’ fees and costs.

The actions filed in Delaware were consolidated, under the caption In re Astex Pharmaceuticals, Inc. Stockholders Litig., C.A. No. 8917-VCL. On September 23, 2013, a verified consolidated amended class action complaint was filed in In re Astex Pharmaceuticals, Inc. Stockholders Litig. (the “Consolidated Complaint”). The Consolidated Complaint alleges that the Company’s 14D-9, filed with the SEC on September 13, 2013, omits certain material information, including:

(i)

the identity of Astex’s senior management authorized by the Strategic Planning Committee to pursue confidential preliminary discussions with Company A, and whether James Manuso was involved in these discussions;

(ii)	the reasons the Strategic Planning Committee decided to defer retaining a financial advisor, while allowing senior management to pursue discussions with Company A;

(iii)	the identity of the outside consultant hired to provide input on the Company’s 5-year business plan and what input the consultant was hired to provide;

(iv)

whether Company A entered into a confidentiality agreement before receiving the limited diligence materials from Astex in early 2013, and whether such an agreement included a “don’t ask, don’t waive” standstill provision, which could limit Company A from making a bid for Astex;

(v)

whether the two Asian-based companies that made proposals for a regional partnership for SGI-110 were among the forty-five companies contacted by Astex between December 2012 and May 2013, and the reasons the Company did not negotiate over the terms of either proposal;

(vi)

the reasons it took more than four months from the establishment of the Strategic Planning Committee for the Board to engage a financial advisor despite the ongoing sale process and talks with multiple companies;

(vii)	how many of the companies contacted by Jefferies beginning in the week of May 20, 2013 were potential financial buyers and how many were potential strategic buyers for Astex;

(viii)	whether Company B was among the companies contacted by Jefferies, and if not, the reasons it was not;

(ix)

whether any of the non-disclosure agreements entered into by Company B, Otsuka, and the three unidentified additional companies included “don’t ask, don’t waive” standstill provisions, potentially limiting either entity from making a bid for Astex under certain circumstances;

(x)	the reasons Harren Jhoti was involved in the meetings with Otsuka, despite not being a member of the Strategic Planning Committee or being specifically authorized to do so;

(xi)	the price Manuso was trying to negotiate with Company B on July 7, 2013, especially considering that there were no other offers made at that time;

(xii)	the reasons the Board decided to cap Otsuka’s rising offers with $8.50 per share, considering Otsuka’s repeated indications of interest in acquiring Astex;

(xiii)	the reasons the Company entered into a one-week exclusivity period with Otsuka on August 30, 2013;

(xiv)	the upside and downside case financial projections for both Dacogen and SGI-110 provided by Astex management and relied upon by Jefferies for purposes of its analyses, for years 2013-2026, including:

	a.	Revenue, by product;
	b.	Risk-adjustments (probability of success), by product;
	c.	EBITDA;
	d.	Income before taxes (or D&A);
	e.	Taxes (or tax rate);
	f.	Research & development expenses;
	g.	Sales & marketing expenses;
	h.	Net income;
	i.	Changes in working capital;
	j.	NOL usage; and
	k.	Unlevered, after-tax free cash flow by product;

(xv)

the nature of the services provided by Jefferies and its affiliates to Astex and/or Otsuka during the three years prior to its fairness opinion concerning the Proposed Acquisition, and the amount of compensation received for the provision for such services;

(xvi)	key inputs and assumptions underlying Jefferies’ fairness opinion and analyses;

(xvii)	material details concerning Jefferies’ Selected Public Companies Analysis, including:

	a.	the objective selection criteria used to select comparable public companies; and
	b.	whether the value of net operating loss was considered in this analysis, and if not, the reason is was not;

(xviii)	material details concerning Jefferies’ Discounted Cash Flow Analysis, including:

	a.	the definition of unlevered after-tax free cash flow used in the analysis;
	b.	the estimated cash figure used by Jefferies;
	c.	the present value of the net operating loss as calculated by Jefferies; and
d.

the inputs and key assumptions used by Jefferies to derive the perpetuity growth rates of -1.0% for Dacogen, 1.0% for SGI-110 and 0.0% for Astex’s other pipeline product candidates and the discount range of 10.2% to 14.2%;

(xix)	material details concerning Jefferies’ Premiums Paid Analysis including:

	a.	whether premiums paid were observed after applying a selected range of premiums;
	b.	the objective selection criteria used; and
	c.	the observed premiums;

(xx)	material details concerning Jefferies’ Stock Price Target Analysis, including the range of undiscounted price targets; and

(xxi)

Jefferies’ rationale for failing to conduct the Precedent Transactions Analysis, especially when it was able to identify at least 35 relevant precedent biotechnology and pharmaceutical transactions announced between January 1, 2008 and September 3, 2013, used in the Premiums Paid Analysis.

The Carr, Wagner and Wertheim actions filed in California also allege that the Company’s 14D-9 omits certain material information. In addition to alleging some of the same disclosure violations as outlined above, the complaint filed in Carr alleges the following information regarding Jefferies’ work was omitted from the 14D-9:

(i)	the criteria Jefferies used to select the 12 selected companies for its Selected Public Companies Analysis, and the individual multiples from each of the selected companies;

(ii)	how the selected ranges that were applied to the corresponding data of the Company were actually derived from the multiples observed from the selected companies;

(iii)	why a control premium was not applied to the implied per share equity value ranges;

(iv)	how perpetuity growth rates used for calculating implied terminal values were actually selected;

(v)	revenue projections for Dacogen, SGI-110, and the Company’s other product candidates;

(vi)	why Jefferies’ Premiums Paid Analysis was used for “informational purposes” only and was not included as part of Jefferies’ valuation analysis; and

(vii)	the identity of the 35 selected transactions that are part of Jefferies’ Premiums Paid Analysis.

In addition to alleging some of the same disclosure violations as outlined above, the Wagner amended class action complaint alleges that the following information was omitted from the 14D-9:

Operating Plan Forecasts and the Projections

(i)

information about the Company’s projections including when the various sets of projections were created (especially in relation to the public announcement of testing results of Astex’s pipeline pharmaceutical products);

(ii)	who was involved in creating the Company’s five-year plan (which included the Operating Plan Forecasts), including what outside advisor was involved and who, specifically, from the Board was involved;

(iii)	whether the Operating Plan Forecasts were provided to Company B or any other potentially interested party and, if not, why;

(iv)

product-specific projections, including projected revenue for Dacogen, SGI-110, AT13387, and any such other potentially significant revenue-generating items, including internationally and broken down by region (i.e., United States, Europe, Asia);

(v)

with respect to “The ‘No Funding’ Scenario” for the Operating Plan Forecasts, which Phase 3 clinical study would be undertaken (i.e., SGI-110 or AT13387) and the upside/downside associated with choosing to pursue one over the other;

(vi)	with respect to the Operating Plan Forecasts, the specific inputs used to derive Free Cash Flows from Net Income (Loss); and

(vii)	why different sets of projections were created and provided to different parties.

Jefferies’ Discounted Cash Flow Analysis

(i)	information about Astex’s projections;

(ii)	whether Jefferies employed the mid-year or end-year discounting method;

(iii)	the criteria Jefferies used to select perpetuity growth rates of (1.0)% for Dacogen, 1.0% for SGI-110 and 0% for the Company’s proprietary pipeline product candidates (other than SGI-110);

(iv)	the implied terminal values observed in this analysis; and

(v)

the extent to which Jefferies revised certain information utilized in its discounted cash flow analysis after with Astex management on September 10, 2013, how this issue arose, and any reasons identified for Jefferies’ failure to include these revisions in its September 4, 2013 presentation to the Board.

Jefferies’ Selected Public Companies Analysis

(i)	all of the multiples observed, including enterprise value (EV) /2016E Revenue and EV /2017E Revenue;

(ii)	the criteria used to select the 12 purportedly comparable companies, which conflicts with at least one analyst covering the Company; and

(iii)	the criteria used to determine which multiples to consider (i.e., EV / revenue).

The “Other Information” Section of the 14D-9

(i)	why Jefferies chose not to base its opinion on the Premium Paid Analysis despite the fact that such an analysis is often used by investment banks in forming their opinion of a merger; and

(ii)	the criteria for choosing the 35 selected cash transactions.

The Sales Process

(i)	the nature and value of any and all indications of interest received for the Company;

(ii)

why the Board delegated much of the sales process to the Company’s management, including initial discussions with potential financial advisors as well as much of the discussions with potential acquirers;

(iii)	the basis for the Board’s decision to establish the Strategic Planning Committee considering that multiple members of management served on the Strategic Planning Committee;

(iv)

what was discussed with Company A in late 2012 and in early 2013, including the nature of any potential transaction discussed, range of prices discussed, which entity would be the purchaser/acquirer, and the role that Astex’s management would play following a transaction with Company A;

(v)	the reason for terminating talks between Astex and Company A in February 2013;

(vi)

the nature of the confidentiality agreements entered into with the approximately 45 companies contacted between December 2012 and May 2013 with respect to licensing of SGI-110, including the nature and extent of any standstill provisions;

(vii)

Jefferies’ role in identifying companies that might have been potentially interested in a transaction with Astex, as the Recommendation Statement indicates that Astex’s management was solely responsible for identifying potentially interested parties;

(viii)	the nature of the confidentiality agreement entered into with Company B, including the nature and extent of any standstill provisions;

(ix)	the nature of the securities offering (equity, debt) discussed at the June 13, 2013 meeting of the Board.

(x)	when discussions first took place concerning special compensation to be received by Astex directors and officers in connection with any potential Acquisition;

(xi)	whether, and to what extent, discussions were had with Company A, Company B, or any other company concerning transaction-related compensation to be received by Astex directors and officers; and

(xii)	the nature of any discussions concerning post-transaction employment opportunities for any Astex directors and officers.

In addition to alleging some of the same disclosure violations as outlined above, the Wertheim amended class action complaint alleges that the following information was omitted from the 14D-9:

Events Leading Up to the Proposed Transaction

(xiii)

the reasons and rationale employed by the Board in permitting Defendant Manuso and Defendant Jhoti to act as points of contact and negotiator with Otsuka and other interested companies given their substantial interests in the Proposed Transaction;

(xiv)	the reasons for the Board’s determination that the Proposed Transaction provided a better alternative to Astex continuing as an independent company;

(xv)	the circumstances surrounding the initial contact with the CEO of Company A and the identity or identities of the individual or individuals involved in the discussions with Company A;

(xvi)	the reasons why Company A terminated discussions with Astex in February 2013 and if pricing was part of those discussions;

(xvii)

why the members of the Board, after authorizing both the Strategic Planning Committee (the “Special Committee”) and unidentified members of “management” to retain a financial adviser, decided to hire the financial advisor themselves instead, and hired Jeffries;

(xviii)	whether the Board authorized the Special Committee to retain its own financial advisor;

(xix)

any details regarding the two Asian-based companies for a possible regional partnership for SGI-110, their proposals, and the terms of the proposals, and whether they were in the group of forty-five companies Astex contacted to explore potential licensing transactions;

(xx)

the exact number of companies Jefferies contacted on behalf of Astex for bids. “Over thirty” does not offer the clarity that shareholders need and expect to obtain the full picture of the bidding process and all material information relating thereto;

(xxi)	whether or not Company B was in the group of “over thirty companies” and circumstances surrounding the initial contact with Company B;

(xxii)	the identities of the “three additional companies” that entered into non-disclosure agreements with the Company;

(xxiii)

details regarding the non-disclosure agreements and whether or not they contain “don’t ask-don’t waive” provisions that would prohibit the signing entity from bidding on the Company under certain circumstances;

(xxiv)

the circumstances surrounding and the events leading up to the initial contact with Otsuka on July 2, 2013, and the reasons why Defendant Jhoti and Dr. Buckland, Astex’s President, were involved in this meeting even though they are not part of the Special Committee;

(xxv)	the previous close on July 5, 2013, the date that Company submitted a non-binding indication of interest for $6.00 to $7.00 per share and the respective premiums the indication represent;

(xxvi)	who Dr. Iwamoto is, his full name, his position with Otsuka, and the circumstances surrounding the meeting that took place on August 4, 2013;

(xxvii)	any details regarding the discussions Jefferies had with Parent and Company B during the weeks beginning August 5, 12, 19, and 26, 2013;

(xxviii)	what the effect of the SGI-110 trials had on the Company’s trading price that was considered and discussed by the Special Committee;

(xxix)	when and how Company B communicated to the Company that it would not be pursuing a potential acquisition of Astex at the price that Company had proposed earlier;

(xxx)

the reasons why Jefferies found it necessary to revise certain information utilized in its discounted cash flow analysis, the revisions that caused the implied per share equity reference ranges to increase, and whether this increase impacted any other analyses performed by Jefferies.

Information Regarding Company Projections

(xxxi)	whether Jefferies was provided with the Operating Plan Forecasts and whether Jefferies performed any analysis with it;

(xxxii)	the reasons behind and the significance of the Company management preparing the Projections for fiscal years 2013 to 2026;

(xxxiii)	the definition of “Orphan Drug Exclusivity,” and the significance to Astex’s value;

(xxxiv)	the probability figures and the source or sources of such figures;

(xxxv)	Net Operating Losses (“NOLs”) balance and utilization for each fiscal year for each Operating Plan Forecasts scenario table;

(xxxvi)	synergies in each Operating Plan Forecasts scenario table;

(xxxvii)	the terms of the capital financing that were assumed in the “Core” scenario;

(xxxviii)

why the Base Case Projections extended to fiscal year 2026 while the four scenarios under the Operating Plan Forecasts only cover years 2012 through 2016, especially given the alleged importance of the years beyond 2016, and the negative cash flows through 2015 for all but the “No Funding” scenario, plaintiffs allege capping these projections at the year 2016 is severely limiting;

(xxxix)	why the calculation of Free Cash Flow does not include changes in working capital.

Jefferies Fairness Opinion

(xl)	which analysis or analyses were impacted by the supplement Jefferies provided to Board on September 12, 2013;

(xli)	in regards to the Public Companies Analysis, the objective selection criteria used to select the sample of companies, and the observed company-by-company pricing multiples;

(xlii)	in regards to the Public Companies Analysis and Discounted Cash Flow Analysis, why Jefferies did not consider precedent transactions;

(xliii)	why NOLs were considered only in the Discounted Cash Flow Analysis and not in the Public Companies Analysis;

(xliv)	the assumptions and inputs used by Jefferies to derive the discount rate range of 10.2% to 14.2%;

(xlv)	the number of price targets were observed by Jefferies;

(xlvi)	services Jefferies provided to the Company or Otsuka during the past two years and the fees Jefferies received for such services.

Many of the alleged omissions listed above are already disclosed in this document.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTEX PHARMACEUTICALS, INC.

	By:	/s/ Michael Molkentin
	Name:	Michael Molkentin
	Title:	Chief Financial Officer

Dated: October 1, 2013